Via Facsimile and U.S. Mail
Mail Stop 6010

January 17, 2008

Marsha H. Fanucci
Senior Vice President and
Chief Financial Officer
Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, MA 02139

Re: Millennium Pharmaceuticals, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 1, 2007
      File Number: 000-28494

Dear Ms. Fanucci,

        We have completed our review of your Form 10-K and have no further comments
at this time.

                             Sincerely,

                             Carlton E. Tartar
                             Accounting Branch Chief